NEWS RELEASE

Birch Mountain Appoints New Director

CALGARY, May 04, 2006—Birch Mountain Resources Ltd. (BMD:TSXV and AMEX) (“Birch Mountain” and the “Company”) is pleased to announce the appointment of Douglas Annable, who recently retired as President, Energy & Mining Division, AMEC Americas, to the Company’s board of directors.

A professional engineer with a masters degree in chemical engineering, Mr. Annable has almost 40 years of executive, management, business development and engineering experience in the oil, gas and petrochemical industries on all fronts—engineering, construction and plant operations.  He has been responsible for operating and leading major business units of large, national and international engineering companies and an independent, employee-owned engineer-procure-construct (“EPC”) company. Doug has been directly involved with the development, negotiation and implementation of many large EPC projects in the Canadian oil sands, as well as off-shore and conventional oil and gas.

From 2003 to 2006, Doug was President, Energy & Mining Division, AMEC Americas and from 1992 to 2003, held various executive positions including Executive Vice President, Energy, AMEC E&C Services (formerly AGRA Monenco). AMEC plc, is an international engineering services company with more than 45,000 employees in 40 countries.

 “Doug’s experience and direction will provide a valuable contribution to the continued creation of value as Birch Mountain transitions through the engineering, procurement, and construction phase of our quarry and limestone processing complex,” said Kerry Sully, Chairman of the Board.

The Board has approved the issuance of 125,000 options under the Company's stock option plan to Mr. Annable. The options are exercisable at $8.00 per share.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the Company’s Muskeg Valley Quarry (“MVQ”) and Hammerstone Project will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com : or Steve Chizzik, Equity Communications 973.912.0980

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.